Convenience Translation. The German version is authoritative Exhibit 99.1
E
ARTICLES OF ASSOCIATION OF BIONTECH SE
I.General Provisions
§ 1Company Name, Registered Office and Financial Year
(1)The name of the Company is “BioNTech SE”.
(2)The Company has its registered office in Mainz, Germany.
(3)The financial year is the calendar year.
§ 2Purpose of Enterprise
(1)The purpose of the Company is the research and development, manufacture and marketing of immunological and RNA-based drugs and test methods for the diagnosis, prevention and treatment of cancer, infectious diseases and other serious diseases.
(2)The Company may undertake all transactions and actions that are expedient for serving the Company’s purpose. It is also authorized to establish and acquire other companies and to invest in other companies, as well as to manage such companies or to limit itself to the administration of the investment.
§ 3Announcements
All of the Company’s announcements shall be made exclusively in the German Federal Gazette (Bundesanzeiger).
II.Share Capital and Shares
§ 4    Amount and Division of Share Capital; Deviating Profit Participation
(1)The Company’s share capital totals EUR 248,552,200 and is divided into 248,552,200 no-par value shares.
(2)Any right of the shareholders to request that share certificates be issued is excluded, to the extent permitted by law or unless certification is required under applicable stock exchange rules where the shares or rights or certificates representing them are admitted for trading. Global certificates for shares may be issued. Form and content of these certificates shall be determined by the Management Board.
(3)The shares are registered shares.
(4)In the event of a capital increase, the profit participation of new shares may be determined in deviation from section 60(2) sentence 3 German Stock Corporation Act (AktG).

(5)The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company's share capital on one or more occasions in the period up to May 15, 2030, by a total of up to EUR 124,276,100 by issuing up to 124,276,100 new no-par value registered shares in return for cash and/or non-cash contributions (Authorized Capital 2025). The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the share rights and the conditions of the share issue.

Shareholders must generally be granted subscription rights. The shares may also be acquired by one or more credit institutions, securities institutions or other companies within the meaning of section 186 (5) sentence 1 AktG determined by the Management Board with the obligation to offer them to the Company's shareholders for subscription (indirect subscription right).

However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for one or more capital increases as part of the Authorized Capital 2025,
(a)to exclude fractional amounts from the subscription right;
(b)in the event of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price; the market price is also deemed to be the price of one American Depositary Share of the Company ("ADS") listed on the NASDAQ stock exchange, multiplied by the number of ADSs representing one share. The total number of shares issued in exercise of this authorization to exclude subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of Section 186 (3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the bonds are issued during the term of this authorization in corresponding application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation applies to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share;
(c)in the event of a capital increase against contributions in kind, in particular for the issuance of shares as part of business combinations and the acquisition of companies, parts of companies and interests in companies or other assets or claims to the acquisition of assets including receivables from the Company and its group companies as well as license or industrial property rights;
(d)to service option or conversion rights or obligations arising from bonds issued or to be issued by the Company and/or companies in which the Company directly or indirectly holds a majority interest;
(e)to the extent necessary to grant holders or creditors of bonds with option or conversion rights or obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to new shares to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations;
(f)to implement a scrip dividend, whereby shareholders are offered the option of contributing their dividend entitlement (in whole or in part) to the Company as a contribution in kind in return for the issuance of new shares; and
(g)if the new shares are issued as part of an incentive program and/or as share-based compensation to members of the Company's Management Board, members of the management of companies affiliated with the Company within the meaning of sections 15 et seq. AktG or employees of the Company or of companies affiliated with the Company within the meaning of sections 15 et seq. AktG; restrictions relating to the shares issued may be agreed. If shares are to be issued to members of the Management Board, the Supervisory Board of the Company decides on the allocation in accordance with the allocation of responsibilities under stock corporation law.
The total number of new shares issued from the Authorized Capital 2025 with the exclusion of subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time it is exercised. The aforementioned 10% limit shall include (i) those shares or ADSs that are issued or sold during the term of this authorization on the basis of other authorizations with the exclusion of subscription rights, with the exception of treasury shares or ADSs used in accordance with para. c) (iv), (v) or (vi) of the resolution on agenda item 10 of the Annual General Meeting on May 17, 2024, also in conjunction with para. f) of the resolution on agenda item 11 of the Annual General Meeting on May 17, 2024, as well as (ii) those shares that are issued or are to be issued from conditional capital to service bonds with option and/or conversion rights or option and/or conversion obligations, provided that the bonds are issued during the term of this authorization under exclusion of subscription rights. The above issue limitation applies to ADSs with the proviso that the number of ADSs is to be divided by the number of ADSs representing one share.

The Supervisory Board is authorized to amend the wording of the Articles of Association after full or partial implementation of the capital increase from the Authorized Capital 2025 in accordance with the scope of the capital increase from the Authorized Capital 2025 or after expiry of the authorization period.
(6)The share capital is conditionally increased by up to EUR 4,943,452 by issuing up to 4,943,452 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2017/2019). The Conditional Capital ESOP 2017/2019 serves exclusively to grant rights to the holders of stock options, which were granted in accordance with the authorization by the Annual General Meeting on August 18, 2017 under agenda item 5 para. a), also in its version by the resolution of the Annual General Meeting on August 19, 2019 under agenda item 6 para. a) as well as in its version by the resolution of the Annual General Meeting of June 26, 2020 on agenda item 5 and its version by the resolutions of the Annual General Meeting of June 22, 2021 on agenda items 6 and 7 para. A) and its version by the resolution of the Annual General Meeting of May 17, 2024 on agenda item 12 (together the “Authorization 2017/2019”), have been issued by the Company. The shares will be issued at the exercise price determined in accordance with the Authorization 2017/2019 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of the Authorization 2017/2019 exercise their subscription rights and the Company does not fulfil the stock options by delivering treasury shares or by making a cash payment. The new shares shall participate in profits from the beginning of the previous financial year if they are created by exercising subscription rights until the beginning of the Annual General Meeting of the Company, otherwise from the beginning of the financial year in which they are created by exercising stock options.
(7)The share capital is conditionally increased by up to EUR 24,855,220.00 by issuing up to 24,855,220 new no-par value registered shares (Conditional Capital WSV 2024). The conditional capital increase will only be carried out to the extent that the holders or creditors of bonds with warrants and/or convertible bonds with option or conversion rights or option or conversion obligations issued by the Company or a company in which the Company directly or indirectly holds a majority interest until May 16, 2029 on the basis of the authorization resolution of the Annual General Meeting of May 17, 2024 exercise their option or conversion rights or fulfil their obligation to exercise the option or conversion, or, if the Company exercises an option to grant no-par value shares in the Company in whole or in part instead of payment of the cash amount due and provided that no cash settlement is granted or shares from authorized capital or treasury shares or shares of another listed company or other forms of fulfilment are used to service them. The new shares will be issued at the option or conversion price to be determined in accordance with the aforementioned authorization resolution. The new shares issued shall participate in profits from the beginning of the financial year in which they are created; to the extent permitted by law, the Management Board may, with the approval of the Supervisory Board, determine the profit participation of new shares in deviation from this and also in deviation from Sec. 60(2) AktG for a financial year that has already expired. The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase.
(8)The share capital is conditionally increased by up to EUR 1,300,000 by issuing up to 1,300,000 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2021). The Conditional Capital ESOP 2021 serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization by the Annual General Meeting on June 22, 2021 under agenda item 7 para. d), also as amended by the resolution of the Annual General Meeting on May 17, 2024 under agenda items 12 and 13 (the “Authorization 2021”). The shares will be issued at the exercise price determined in accordance with the Authorization 2021 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of the Authorization 2021 exercise their subscription rights and the Company does not fulfill the stock options by delivering treasury shares or by making a cash payment. The new shares shall participate in profits from the beginning of the previous financial year if they are created by exercising subscription rights until the beginning of the Company’s Annual General Meeting, otherwise from the beginning of the financial year in which they are created by exercising stock options.
(9)The share capital is conditionally increased by up to EUR 6,213,805 by issuing up to 6,213,805 new no-par value ordinary registered shares with a pro rata amount of the share capital of EUR 1.00 per share (Conditional Capital ESOP 2024). The Conditional Capital ESOP 2024 serves exclusively to grant rights to the holders of stock options issued by the Company in accordance with the authorization by the Annual General Meeting on 17 May 2024 under agenda item 13 para. f) (the “Authorization 2024”). The shares will be issued at the exercise price determined in accordance with Authorization 2024 in the version applicable at the time it is exercised. The conditional capital increase will only be carried out to the extent that the holders of the stock options issued by the Company on the basis of Authorization 2024 exercise their subscription rights and the Company does not fulfil the stock options by paying cash or by delivering treasury shares in another listed company or other forms of fulfilment. If the new shares are created by exercising subscription rights before the start of the Company’s Annual General Meeting, they will participate in profits from the start of the previous financial year, otherwise from the start of the financial year in which they are created by exercising stock options. The Management Board is authorized, with the approval of the Supervisory Board, to determine the further details of the issue and the further conditions of the stock options; in deviation from this, the Supervisory Board shall also decide in this respect for the members of the Company’s Management Board.”
(10)To the extent that the above paragraphs provide for authorized or conditional capital, the Supervisory Board is authorized to amend the wording of the Articles of Association after expiry of the period for utilization of the authorized capital and in accordance with the extent of capital increases carried out on the basis thereof.
III.The Executive Bodies of the Company
§ 5    Two-Tier System
(1)The Company has a two-tier management and supervisory system consisting of a management body (Management Board) and a supervisory body (Supervisory Board).
(2)The Company’s executive bodies are the Management Board, the Supervisory Board and the General Meeting.
IV.Management Board
§ 6    Composition
(1)The Management Board shall consist of at least two persons. The members of the Management Board are appointed for a maximum term of five years. Reappointments are permitted.
(2)The number of members of the Management Board is otherwise determined by the Supervisory Board.
(3)The appointment of deputy members of the Management Board is permissible.
§ 7    Management, Representation
(1)The members of the Management Board shall conduct the business of the Company in accordance with the law, the Articles of Association and the rules of procedure issued by the Supervisory Board.

(2)The Company shall be represented by two members of the Management Board or by one member of the Management Board jointly with one holder of a general commercial power of representation (Prokurist). If only one member of the Management Board is appointed, the Company will be represented by this individual alone. The Supervisory Board may grant one, several or all members of the Management Board sole power of representation.
(3)The Supervisory Board may, by resolution, authorize members of the Management Board in general or in individual cases to conclude legal transactions simultaneously for the Company and as representatives of a company affiliated with the Company within the meaning of section 15 AktG as well as in individual cases simultaneously for the Company and as representatives of a third party.
(4)The Supervisory Board may appoint a spokesman or a chairperson of the Management Board.
(5)Furthermore, the Supervisory Board shall issue rules of procedure for the Management Board and shall determine in particular which types of business may only be transacted with its consent.
§ 8    Passing of Resolutions
(1)The Management Board is quorate if all members of the Management Board are invited and at least half of its members participate in the adoption of the resolution, unless otherwise required by mandatory law. Members of the Management Board may cast their vote in writing, by telephone, by telefax or by means of electronic media.
(2)The resolutions of the Management Board are passed by a majority of the votes cast, unless otherwise required by mandatory law. Abstentions shall not to be taken into account. In the event of a tie the chairperson shall have a casting vote, if such person has been appointed. This does not apply to a spokesman of the Management Board who may have been appointed.
V.Supervisory Board
§ 9    Composition, Term of Office and Remuneration
(1)The Supervisory Board shall comprise of six members.
(2)Unless the General Meeting resolves on a shorter period when electing individual Supervisory Board members to be elected by it or for the full Supervisory Board, the Supervisory Board members shall be elected for a period ending no later than the end of the General Meeting which resolves on the discharge for the fourth financial year after the election. The fiscal year in which the term of office begins is not included in this calculation. Re-election is possible.

(3)The successor to a member who leaves the Supervisory Board before the end of his or her term of office shall only be elected for the remainder of the term of office of the member who has left the Supervisory Board.
(4)When electing Supervisory Board members, the General Meeting may for the same period elect a substitute member for several or all Supervisory Board members or as many substitute members as Supervisory Board members and determine the order in which they shall replace the Supervisory Board members who leave the Supervisory Board during their term of office for the remaining term of office.
(5)Each member of the Supervisory Board may resign from office by submitting a written declaration to the Management Board. A period of one month must be observed.
(6)In addition to the reimbursement of their expenses, the members of the Supervisory Board shall receive compensation of EUR 120,000.00 for each full financial year; the Chairman shall receive three times this amount and the Deputy Chairman 1.5 times this amount. The Chairman of the Audit Committee receives additional compensation of EUR 50,000.00 for each full financial year. The respective Chairman of another committee receives additional compensation of EUR 30,000.00 for each full financial year. An ordinary committee member receives additional compensation of EUR 10,000.00 per committee for each full financial year; the compensation paid for chairing a committee also covers membership of this committee. The basic compensation and any compensation for committee activities are due for payment within the last month before the end of the financial year for which the compensation is paid. Members of the Supervisory Board who only belong to the Supervisory Board for part of the financial year or who chair or deputy chair the Supervisory Board or the Audit Committee or another committee receive the respective compensation pro rata temporis. The same applies if this regulation or this regulation in a specific version is only in force for part of the financial year. If the reimbursement of expenses or compensation is subject to VAT, the VAT must be paid in addition. In its own interest, the Company maintains appropriate financial loss liability insurance for its executive bodies and managers, which also covers the members of the Supervisory Board at the Company’s expense.
§ 10    Chairperson and deputy
(1)The Supervisory Board shall elect a chairperson and a deputy chairperson from among its members for the duration of its term of office. In these elections the oldest member of the Supervisory Board in terms of age is the chairperson. The deputy shall have the rights of the chairperson if the latter is prevented from attending or delegates his or her representation to him or her.
(2)If the chairperson or his/her deputy departs prematurely from their office, then the Supervisory Board shall immediately hold a new election to cover the remaining term of office.
§ 11    Convening and passing resolutions
(1)As far as possible, the Supervisory Board shall be convened in each calendar quarter. It must be convened twice every calendar half-year.
(2)The meetings of the Supervisory Board shall be convened by the chairperson verbally, by telephone, in writing, by fax or by email, stating the agenda.
(3)The Supervisory Board is quorate if at least three members participate in the adoption of the resolution. A member also participates in the adoption of a resolution if he or she abstains from voting.
(4)Resolutions require a majority of the votes cast by the members of the Supervisory Board not taking into account any abstentions. In the case of a tie, the votes of the chairperson of the Supervisory Board or, if he does not participate in the passing of the resolution, the vote of the spokesman of the Supervisory Board shall be the casting vote.
(5)Resolutions of the Supervisory Board are in principle passed at meetings with personal attendance of the members of the Supervisory Board. Absent members of the Supervisory Board may submit their written vote through another member of the Supervisory Board. Unless the chairperson of the Supervisory Board states otherwise in the invitation due to special circumstances of the individual case, it is permissible for Supervisory Board members to participate and cast their vote in a face-to-face meeting by telephone. The Supervisory Board may also vote without convening a meeting by doing so in writing, by telephone, fax, video conference or email, or in a combined resolution. The chairperson shall decide on the form in which resolutions are to be passed. The Rules of Procedure for the Supervisory Board may stipulate that resolutions are to be postponed in individual cases to be specified in more detail.
(6)Minutes shall be taken of the meetings of the Supervisory Board and signed by the chairperson of the meeting. If resolutions are passed outside meetings, the minutes must be signed by the chairperson of the Supervisory Board and forwarded to all members without delay.
(7)The chairperson is authorized to on behalf of the Supervisory Board make the declarations required to implement the resolutions and to receive the declarations addressed to the Supervisory Board.

(8)The Supervisory Board is empowered to resolve upon changes and amendments to the Articles of Association as long as such changes only affect the wording.
§ 12    Rules of Procedure
The Supervisory Board may issue Rules of Procedure for itself within the framework of the statutory provisions and the provisions of these Articles of Association.
§13    Committees
The Supervisory Board may form committees and may refer items for resolution to these committees within the scope of what is permitted by law.
VI.General Meeting
§ 14    Venue and convocation
(1)The General Meeting shall take place within the first six months of the expiry of the fiscal year at the registered office of the Company or in a German city with at least 500,000 inhabitants.
(2)The General Meeting shall be convened by the Management Board or by the Supervisory Board.
(3)Extraordinary General Meetings shall be convened when the best interests of the Company so require.
(4)The General Meeting may also be summed via mail (also via simple letter) or via e-mail. The postal and electronic addresses registered in the share register are authoritative.
§ 15    Chairing the General Meeting, Right to Participate, Participation of Supervisory Board Members
(1)The General Meeting shall be chaired by the chairperson of the Supervisory Board or, in his/her absence, by his/her deputy or, in his/her absence, by another person determined by the Supervisory Board. If no such determination has been made, the chairperson of the meeting shall be elected by the General Meeting.
(2)Shareholders registered in the share register are entitled to participate and exercise their voting rights in the General Meeting if they are registered with the Company in good time. The registration to attend the General Meeting must be in German or English and must be received by the Company at least six days prior to the meeting, unless a shorter period, expressed in days, is provided for in the invitation to the General Meeting, at the address and in the form (written form, text form or another (electronic) form further specified by the Company) as stipulated in such invitation. The day of the General Meeting and the day of receipt shall not be counted.
(3)The chairperson of the meeting shall determine the order of items on the agenda as well as the type and form of voting. The chairperson is authorized to limit the question and speaking rights of the shareholders, as appropriate and to the extent permitted by law. In particular, he/she is authorized, at the beginning or during the course of the General Meeting, to set a reasonable time limit for the entire General Meeting, for discussion of particular items on the agenda or for any particular speech or question. Furthermore, the chairperson of the General Meeting may prematurely close the list of requests to speak and close the debate, as far as this is necessary for the proper execution of the General Meeting.
(4)The chairperson of the General Meeting may permit the video and audio transmission of the General Meeting in whole or in part, including a transmission via the Internet.
§ 16    Procedure, Minutes
(1)Each share carries one vote.
(2)Voting rights may be exercised by representatives. The power of attorney must be granted in text form by other means. The details shall be determined by the Company. They will be announced with the invitation to the General Meeting.
(3)The Management Board is authorized to provide for shareholders to vote without attendance in the General Meeting in written form or by way of electronic communication (postal vote) as well as participate in the General Meeting and exercise all or some of their rights in whole or in part by means of electronic communication without physical participation and without being represented by a proxy (online participation). The Management Board determines the details of the postal vote as well as the scope and procedure of online participation in the invitation to the General Meeting.
(4)Members of the Supervisory Board shall be permitted, in consultation with the Chairman of the Supervisory Board, to participate in the Annual General Meeting by means of video and audio transmission in cases where their physical presence at the location of the Annual General Meeting would not be possible or would only be possible at considerable expense due to legal restrictions, their residence abroad, their necessary residence at another location in Germany or due to an unreasonable duration of travel, or if the Annual General Meeting is held as a virtual Annual General Meeting
(5)The Management Board is authorized to provide for the Annual General Meeting to be held without the physical presence of the shareholders or their proxies at the location of the Annual General Meeting (virtual Annual General Meeting). The authorization shall apply to the holding of virtual shareholders’ meetings for a period of three years after entry of this provision of the Articles of Association in the commercial register of the Company.
(6)Minutes shall be kept of the proceedings and shall be signed by the chairperson of the Supervisory Board unless a notarial record is required by law.
§ 17    Resolution
(1)Unless a larger majority is required by law or these Articles of Association, resolutions of the General Meeting shall be adopted by a simple majority of the votes cast. To the extent that statutory provisions also require a majority of the share capital present at the time the resolution is adopted, a simple majority of the share capital present shall suffice, unless a larger majority is required by law. In the event of an undecided vote, an agenda item shall be deemed rejected.
(2)However, unless a larger majority is required by law, resolutions to amend the Articles of Association require a majority of at least two-thirds of the votes cast and of the share capital represented, if at least half of the share capital is not represented.
(3)Should no majority be obtained in the first ballot in elections, the candidates with the two highest numbers of votes reached shall be put on a shortlist. If the election results in a tie between these two candidates, the decision shall be made by lot.
VII.Annual Financial Statements, Appropriation of Profits
§ 18    Annual Financial Statements, Management Report
(1)The Management Board shall prepare the Annual Financial Statements and any Management Report as well as the Consolidated Financial Statements and any Group Management Report for the past financial year within the statutory period.
(2)The Management Board shall submit the Annual Financial Statements and any Management Report as well as the Consolidated Financial Statements and any Group Management Report to the Supervisory Board immediately after they have been prepared, together with its proposal to the General Meeting for the appropriation of net profit.
(3)The Supervisory Board shall examine the Annual Financial Statements, any Management Report of the Management Board, the Consolidated Financial Statements and any Group Management Report and the proposal for the appropriation of net profits, and shall report the results of its examination in writing to the General Meeting. It must forward its report to the Management Board within one month of receipt of the documents. Should the Supervisory Board approve the Annual Financial Statements after examination, they shall be adopted unless the Management Board and Supervisory Board decide to leave the adoption of the Annual Financial Statements to the General Meeting.
§ 19    Retained Earnings
(1)Should the Management Board and the Supervisory Board adopt the Annual Financial Statements, they may transfer amounts of up to half of the net profit for the year to retained earnings. In addition, they are authorized to transfer amounts to retained earnings of up to a further quarter of the net profit for the year, as long as the retained earnings do not exceed half of the share capital or insofar as they would not exceed half of the share capital after the transfer.
(2)When calculating the portion of the net profit to be transferred to retained earnings in accordance with paragraph (1), allocations to the statutory reserve and accumulated losses carried forward shall be taken into account in advance.
(3)The General Meeting shall resolve on the appropriation of profits retained resulting from the adopted Annual Financial Statements. It may allocate further portions of the profits retained to retained earnings, carry these profits forward to a new account – also by way of distribution in kind - or distribute them among the shareholders.
VIII.Legal Disputes
§ 20    Jurisdiction of the US Federal Courts
In the case of litigation on the grounds of or in connection with federal or state capital market laws of the United States of America, only the United States District Court for the Southern District of New York or, in the case of it being replaced by any other first-instance Federal Court of the United States of America having judiciary over the borough of Manhattan, such court, shall be the competent court of jurisdiction, in each case insofar as this may be determined by these Articles of Association. This shall not affect any exclusive international jurisdiction under German or European law of the court located at the Company’s registered office.
IX.Expenses
§ 21    Formation expenses
(1)The formation costs of the Company shall be borne by FORATIS AG.

(2)The Company shall bear the expenses of the formation of BioNTech SE by conversion of BioNTech AG into a European company (SE) in the amount of up to EUR 100,000.